Exhibit 99.1

PureTech Announces Annual Results for Year Ended December 31, 2021

Strong capital base with PureTech level cash and cash equivalents of $418.9 million1 and consolidated cash and cash equivalents of $465.7 million2 as of December 31, 2021

Rapidly progressing pipeline of 27 therapeutics and therapeutic candidates, across Wholly Owned and Founded Entity programs, with 11 clinical trials initiated and 6 clinical trial readouts in 2021

Founded Entities continuing to mature and generate value for PureTech, with three now publicly traded and a fourth soon expected to go public

Reviewing capital allocation strategy to drive additional value to shareholders with potential returns of capital through various mechanisms

Company to host a webcast and conference call today at 9:00am EDT / 2:00pm BST

BOSTON, April 12, 2022 – PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, today announced its results for the year ended December 31, 2021 as well as its cash balance as of the first quarter ended March 31, 2022. The following information represents select highlights from the full UK annual report and accounts, except as noted herein, a portion of which will be filed as an exhibit to PureTech’s Annual Report on Form 20-F for the year ended December 31, 2021 to be filed with the United States Securities and Exchange Commission (the “SEC”) and is also available at https://investors.puretechhealth.com/financials-filings/reports.

Webcast and conference call details

Members of the PureTech Management Team will host a conference call at 9:00am EDT / 2:00pm BST today, April 26, to discuss these results. A live webcast and presentation slides will be available on the investors section of PureTech’s website under the Events and Presentations tab. To join by phone, please dial:

United Kingdom: 0800 640 6441

United Kingdom (Local): 020 3936 2999

United States: 1 855 9796 654

United States (Local): 1 646 664 1960

All other locations: +44 20 3936 2999

Access code: 942895

For those unable to listen to the call live, a replay will be available on the PureTech website.

Commenting on the annual results, Daphne Zohar, Founder and Chief Executive Officer of PureTech said:

“I’m very proud of what our team has achieved in 2021. The collaboration and commitment to discovering and developing highly differentiated medicines for devastating diseases where novel treatment options are greatly needed, has resulted in another year full of important accomplishments for PureTech.

“Across our Wholly Owned and Founded Entity programs, we now have 27 therapeutics and therapeutic candidates advancing towards clinical, regulatory and commercial milestones. Twenty of these sit within our Founded Entities where we already have two products that have been cleared for marketing by the United States Food and Drug Administration (the “FDA”) and granted marketing authorization in the European Economic Area – Gelesis’ Plenity®3 and Akili’s EndeavorRx®4. Thirteen of these therapeutic candidates are clinical stage and we look forward to multiple data readouts in the coming year, including data from Karuna’s Phase 3 EMERGENT-2 trial expected in mid-2022 as well data from Vor Bio’s Phase 1/2a clinical trial of VOR33, which is expected in the second half of 2022.

“The other seven therapeutic candidates are being developed within our rapidly advancing and growing Wholly Owned Pipeline, which is curated around our focus on immunological, fibrotic and lymphatic system disorders and builds upon pharmacology that has been validated in humans where our key innovations enable potential unlocking of the broad potential of these therapies. Across our Wholly Owned Programs, we generated significant fundamental value and achieved a number of clinical and business milestones towards our mission of developing transformational medicines for millions of people who have long struggled to find effective treatments. In 2021 alone, we initiated five clinical studies, with four readouts thus far and one that is ongoing.

“Importantly, we are in the fortunate position to be growing our business that is generating non-dilutive capital and we do not currently have to look at public equity markets to raise capital. As such, we have a strong financial position that will allow us to build on the momentum of 2021 and deliver on value driving milestones. In 2021, our consolidated business ended the year with a capital base of $465.7 million, helped by generating non-dilutive cash from the Founded Entities, whilst maintaining significant equity positions, royalty streams and milestones that position us to capture future value. Furthermore, our self-sustaining Founded Entities are set to continue an exciting period of strategic execution, having collectively raised an aggregate of $1.9 billion in recent years, 94% of which came from outside parties.

“Based on the strong foundation we have built to support PureTech’s future growth, our Board and senior leadership team have been considering various approaches to drive additional value for our shareholders, including reviewing a capital allocation strategy that balances investment in the continued growth of our business with potential returns of capital to shareholders. As we evaluate our capital allocation strategy, we intend to engage with shareholders to understand preferences and market perspectives with respect to certain potential near term activities related to the implementation of this strategy.

“We look to the coming months and years with excitement and optimism as we continue to create significant value from innovative science and develop therapeutics that we sincerely believe have the potential to significantly improve treatment outcomes for patients all over the world.”

Continued advancement and growth of our Wholly Owned Programs5

Our team, network and insights and expertise in immunology and therapeutic development have enabled the rapid advancement and growth of our Wholly Owned Programs. Focused on immunological, fibrotic and lymphatic system disorders, our Wholly Owned Pipeline builds upon validated biologic pathways and proven pharmacology, and currently consists of seven therapeutic candidates, including LYT-100 (deupirfenidone), a clinical therapeutic candidate that we are pursuing for the potential treatment of a range of conditions involving inflammation and fibrosis and disorders of lymphatic flow, LYT-200, a clinical immuno-oncology fully human monoclonal antibody candidate targeting a foundational immunosuppressive protein, galectin-9, that we are developing for the potential treatment of difficult-to-treat solid tumors, LYT-210, a preclinical immuno-oncology therapeutic candidate targeting immunomodulatory gamma delta-1 T cells that we are developing for a range of cancer indications, LYT-300 (oral allopregnanolone), a clinical therapeutic candidate that we are developing for a range of neurological and neuropsychological conditions, which was generated from our Glyph™ lymphatic targeting platform, and three therapeutic candidates generated from Alivio™, our technology platform that enables targeting of therapeutics locally to the sites of inflammation while minimizing systemic exposure, for the potential treatment of a range of chronic and acute inflammatory disorders: LYT-510 (oral immunosuppressant molecule), in development for the potential treatment of inflammatory bowel disease (IBD) and chronic pouchitis, LYT-500 (oral combination of two therapeutic agents), in development for IBD, and LYT-503/IMB-150, which is being advanced as a partnered program as a potential non-opioid treatment for interstitial cystitis or bladder pain syndrome (IC/BPS). In addition to these programs, we are advancing Orasome™ and other Technology Platforms for the oral administration of therapeutics. Finally, we are pursuing our meningeal lymphatics research program to develop potential treatments for neurodegenerative and neuroinflammatory diseases. In addition to programs originating from these innovative platforms to fuel our pipeline, we also continually identify external clinical-stage programs that are highly differentiated and complementary to the immuno-modulation focus of our Wholly Owned Pipeline. Key developments and progress include the following:

Program Highlights

LYT-100

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In the January 2022 post-period, we were pleased to announce results from a randomized, double-blind crossover study in healthy older adults demonstrating that approximately 50% fewer subjects treated with LYT-100 experienced gastrointestinal (GI)-related adverse events (AE) compared to subjects treated with pirfenidone (17.4% vs. 34.0%). Based on these results, additional data generated from our robust LYT-100 clinical program and recent regulatory feedback, we intend to advance LYT-100 into late-stage clinical development for the treatment of idiopathic pulmonary fibrosis (IPF), beginning with a dose-ranging study evaluating six months of treatment with LYT-100 with topline results expected by the end of 2023.

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In 2021, we progressed two Phase 2 clinical trials of LYT-100 including 1) a global, randomized, double-blind, placebo-controlled Phase 2 trial to evaluate the efficacy, safety and tolerability of LYT-100-COV in adults with Long COVID[6] respiratory complications and related sequelae and 2) a Phase 2a proof-of-concept study of LYT-100-LYMPH in patients with breast cancer-related, upper limb secondary lymphedema. Topline results from the LYT-100-COV trial are expected in the first half of 2022, and topline results from the LYT-100-LYMPH trial are expected in 2022.

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In 2021, we also initiated a three-month, open-label extension of the LYT-100-COV Phase 2 trial in adults with Long COVID respiratory complications and related sequelae who completed the first portion of the trial. The primary endpoint of the extension trial will measure change in distance walked on the six-minute walk test (6MWT), with secondary endpoints to assess the longer-term safety and tolerability of LYT-100- COV up to 182 days of treatment.

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In 2021, we initiated additional clinical studies to further evaluate the pharmacokinetic (PK), dosing and tolerability of LYT-100 in healthy volunteers and healthy older adults to inform the clinical development of LYT-100 across multiple indications. Results from these studies demonstrated that LYT-100 was well-tolerated at 824mg TID dosing with low rates of GI AEs that were comparable to placebo. These results will further inform our dose-ranging study design in treatment-naïve IPF patients.

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In 2021, we formed a Clinical Advisory Board for IPF and other progressive fibrosing interstitial lung diseases (PF-ILDs). These physicians and researchers with deep expertise in the clinical development of novel therapies in PF-ILDs include Bill Bradford, M.D., Ph.D., biopharma advisor with broad expertise in drug development; Vincent Cottin, M.D., Professor of Respiratory Medicine at Université Claude Bernard Lyon and Coordinator of the National Coordinating Reference Center for Rare Pulmonary Diseases at Louis Pradel Hospital, Hospices Civils de Lyon, Lyon, France; Kevin Flaherty, M.D., Professor at the University of Michigan specializing in IPF and other ILDs; Toby Maher, M.D., Ph.D., Professor of Clinical Medicine and Director of Interstitial Lung Disease at Keck School of Medicine of the University of Southern California; Paul Noble, M.D., Chair of the Department of Medicine at Cedars-Sinai Medical Center and a noted researcher in lung inflammation and fibrosis; and Marlies Wijsenbeek, M.D., Ph.D., pulmonary physician at the Erasmus Medical Center.

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In August 2021, we presented the results of the Phase 1 multiple ascending dose and food effect study of LYT-100 at the virtual European Respiratory Society (ERS) International Congress. The results from the study were subsequently published in the journal Clinical Pharmacology in Drug Development in November 2021.

LYT-200

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In 2021, we progressed the first stage of an adaptive Phase 1/2 clinical trial evaluating LYT-200 (anti-galectin-9 fully human monoclonal antibody) as a single agent for the potential treatment of difficult- to-treat solid tumors. In November 2021, we presented a scientific poster describing the trial at the Society for Immunotherapy of Cancer (SITC) 36th annual meeting. Topline results from the Phase 1 portion of the study are expected in the first half of 2022. Pending these results, we intend to initiate the Phase 2 expansion cohort portion of the trial, which is designed to evaluate LYT-200 both as a single agent and/or in combination with BeiGene’s tislelizumab, an anti-PD-1 monoclonal antibody, or chemotherapy. The Phase 2 portion of the study is currently planned to enroll patients with a range of solid tumor types, including pancreatic cancer and other GI solid tumors. Under the terms of the clinical trial and supply agreement we entered into with an affiliate of BeiGene, Ltd. in July 2021, we will maintain control of the LYT-200 program, including global R&D and commercial rights, and BeiGene has agreed to supply tislelizumab for use in combination with LYT-200 for the planned Phase 2 study cohorts.

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In November 2021, the FDA granted orphan drug designation to LYT-200 for the treatment of pancreatic cancer. The FDA grants orphan drug designation to novel drug and biologic products for the treatment, diagnosis or prevention of conditions affecting fewer than 200,000 persons in the U.S. Orphan drug designation qualifies PureTech for incentives under the Orphan Drug Act, including tax credits for some clinical trials and eligibility for seven years of market exclusivity in the U.S. if the drug is approved, in addition to our broad intellectual property coverage which can extend the exclusivity into 2038.

LYT-210

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In April 2021, we presented a scientific poster detailing promising preclinical results for LYT-210 (anti-gamma-delta-1 fully human monoclonal antibody) at the 2021 American Association for Cancer Research (AACR) Annual Virtual Meeting. The research demonstrated that LYT-210 is both highly specific and highly potent, rapidly inducing cell death of immunomodulatory gamma delta-1 cells, while sparing other T cells, such as cytotoxic gamma delta T cells, that play important roles in a healthy immune response.

LYT-300

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In December 2021, we initiated a Phase 1 clinical study of LYT-300 (oral allopregnanolone), the first therapeutic candidate generated from our Glyph platform, for the potential treatment of neurological and neuropsychological conditions. Results from the study are expected in the second half of 2022 and will be used to inform the design of possible future studies evaluating LYT-300 in indications that could include depression, anxiety, sleep disorders, fragile X tremor-associated syndrome, essential tremor and epileptic disorders, among others.

Alivio Technology Platform

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In June 2021, we announced the acquisition of the remaining 22% of outstanding shares in our Founded Entity, Alivio Therapeutics (“Alivio”). Alivio’s therapeutic candidates, in development for inflammatory disorders including IBD, have been integrated into our Wholly Owned Pipeline, and the underlying Alivio technology platform has been added to our lymphatic and inflammation platforms.

•	The Alivio technology platform has generated three therapeutic candidates:

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In the 2022 post-period, we nominated a new therapeutic candidate, LYT-510, to our pipeline. LYT-510 is an orally-administered therapeutic candidate for the potential treatment of IBD and chronic pouchitis, which is a rare orphan disease. We intend to file for regulatory approval to initiate first-in-human studies at year end 2022 and initiate a clinical study evaluating LYT-510 as a single agent for the potential treatment of IBD and chronic pouchitis in early 2023.

•	LYT-500 is an orally administered combination of therapeutic agents in development for IBD. We expect preclinical proof-of-concept data for LYT-500 in the first half of 2022.

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LYT-503/ IMB-150 is a non-opioid pain candidate being developed as a partnered program for the potential treatment of IC/BPS. An Investigational New Drug (“IND”) application is expected to be filed for LYT-503/IMB-150 in 2022.

Glyph Technology Platform

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In September 2021, preclinical proof-of-concept research supporting the Glyph technology platform, which showed for the first time that restoring normal function of the mesenteric lymphatics may reverse insulin resistance and modify obesity-associated metabolic disease, was published in Nature Metabolism. Preclinical proof-of-concept work published in the Journal of Controlled Release in February 2021 also supported the platform’s ability to directly target the lymphatic system.

Orasome and Other Technology Platforms for Oral Administration of Therapeutics

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In 2021, we also progressed versatile and programmable oral biotherapeutics approaches, such as our Orasome platform, which is a novel programmable and scalable approach for the oral administration of nucleic acids and other biologics. We established preclinical proof-of-concept supporting the platform’s potential to achieve therapeutic levels of proteins in circulation following the oral administration of therapeutic protein expression systems. We expect to generate additional preclinical data, with Orasomes and other technologies, in 2022.

Meningeal Lymphatics Research Program

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In April 2021, preclinical work supporting our meningeal lymphatics research program was published in Nature. The research suggests that restoring lymphatic flow in the brain, either alone or in combination with passive immunotherapies such as antibodies directed at amyloid beta, has the potential to address a range of neurodegenerative diseases including Alzheimer’s and Parkinson’s diseases and the associated neuroinflammation. The work also uncovered a link between dysfunctional meningeal lymphatics and damaging microglia activation in Alzheimer’s disease, which potentially impairs the efficacy of passive immunotherapies such as amyloid-beta-targeting antibodies. This suggests another route by which restoring healthy drainage patterns could improve clinical outcomes.

Corporate Highlights

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In 2021, we continued to build our clinical development team by bringing together seasoned experts focused on tackling diseases with significant unmet medical needs. Julie Krop, M.D., was appointed as Chief Medical Officer. Dr. Krop oversees all clinical development, regulatory, CMC and medical affairs for advancing our Wholly Owned Pipeline. Other additions to our team included Paul Ford, M.D., Ph.D., SVP of Clinical Development who is primarily overseeing the overall LYT-100 development program, including for IPF.

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In the March 2022 post-period, we appointed Sharon Barber-Lui to our board of directors as a non-executive director and as a member of the Audit Committee. She previously led U.S. Oncology Portfolio Strategy, Operations and Business Analytics at Merck & Co. Inc. Ms. Barber-Lui brings extensive experience in finance, operations, portfolio management and commercialization to our board of industry, business, and academic leaders.

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In 2021, we remained deeply committed to making progress in our Environmental, Social and Governance (ESG) program. The second edition of our ESG report has been published as part of the annual report and a new ESG webpage has been launched which can be accessed at investors.puretechhealth.com.

Capital Allocation Strategy

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Based on the strong foundation we have built to support PureTech’s future growth, our Board and senior leadership team have been considering various approaches to drive additional value for our shareholders, including reviewing a capital allocation strategy that balances investment in the continued growth of our business with potential returns of capital to shareholders. Our strategy includes the maintenance of a minimum of three years of cash on hand to fund the continued development and expansion of our Wholly Owned Pipeline and strategic investment in our Founded Entities. Our cash runway is expected into the first quarter of 2025.

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In the future, when appropriate to do so, we will also aim to return a portion of the proceeds we may generate from either (1) the monetization of equity interests in our Founded Entities, (2) the receipt of potential royalty and sublicense income, and/or (3) other sources of proceeds such as strategic partnerships, to shareholders through various mechanisms, including share buybacks or special dividends.

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We may augment this approach should opportunities arise to use available funds for strategic growth opportunities, such as in-licensing of therapeutic candidates or intellectual property, asset purchases, or strategic M&A, to the extent such opportunities are aligned with our long-term strategic vision.

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As we evaluate our capital allocation strategy, we intend to engage with shareholders to understand preferences and market perspectives with respect to certain potential near-term activities related to the implementation of this capital allocation strategy. Any plan to return capital to shareholders will be subject to market and industry conditions at the time, the approval of our Board of Directors, restrictions under the law and other corporate considerations.

Financial Highlights

•	In 2021, PureTech sold 1,750,000 shares of Karuna common stock for cash consideration of approximately $218 million in two separate transactions in February and November.

•	PureTech Level Cash and Cash Equivalents were $418.9 million as of December 31, 2021[1]. We reiterated our cash runway guidance into the first quarter of 2025.

•	Consolidated cash and cash equivalents, which includes cash held at the PureTech level and at Controlled Founded Entities, were $465.7 million as of December 31, 2021[2].

•	PureTech’s Founded Entities raised $731.9 million in 2021[7] and approximately an additional $105 million in the 2022 post-period, almost all of which came from third parties.

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PureTech Level Cash and Cash Equivalents were $377.9 million, based on consolidated cash and cash equivalents of $413.2 million as of March 31, 2022[8], with spend largely attributed to the successful progression of Wholly Owned Programs into more advanced stages of development.

PureTech’s Founded Entities matured over the year, with significant clinical and financial momentum9

PureTech’s Founded Entities have made significant progress advancing 20 therapeutics and therapeutic candidates, of which two have been cleared for marketing by the FDA and granted marketing authorization in the European Economic Area and 13 are clinical stage. Key developments included the following:

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Karuna Therapeutics, Inc. (PureTech ownership as of February 15, 2022: 5.6%; We also are eligible to receive payments under our license agreement, including sublicense payments and royalties on net sales)

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In November 2021, Karuna announced further updates to the EMERGENT program’s four ongoing Phase 3 trials, including that topline data from EMERGENT-2, a five-week inpatient trial evaluating the efficacy and safety of KarXT compared to placebo in 246 adults with schizophrenia in the U.S., are expected in mid-2022. EMERGENT-3, a five-week inpatient trial evaluating the efficacy and safety of KarXT compared to placebo in 246 adults with schizophrenia in the U.S. and Ukraine, is underway. EMERGENT-4, a 52-week outpatient, open-label extension trial evaluating the long-term safety and tolerability of KarXT in 350 adults with schizophrenia who completed EMERGENT-2 or EMERGENT-3, and EMERGENT-5, a 52-week outpatient, open-label trial evaluating the long-term safety and tolerability of KarXT in adults with schizophrenia who were not enrolled in EMERGENT-2 or EMERGENT-3, are also underway.

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In 2021, Karuna initiated the Phase 3 ARISE trial evaluating the safety and efficacy of KarXT compared to placebo as an adjunctive treatment in adults with schizophrenia who experience an inadequate response to current standard of care.

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In June 2021, Karuna announced data from its completed Phase 1b trial evaluating the safety and tolerability of KarXT in healthy elderly volunteers, which followed a preliminary analysis of data from the first two cohorts in the trial announced earlier this year. The results suggest that KarXT can be administered to elderly volunteers at doses which achieve xanomeline blood levels similar to those reported in the Phase 2 EMERGENT-1 trial in adults with schizophrenia while maintaining a favorable tolerability profile. Data from the trial also suggest that a lower dose ratio of trospium to xanomeline, compared to the ratios used in Phase 1 trials in healthy adult volunteers and in the Phase 2 EMERGENT-1 trial evaluating KarXT in adults with schizophrenia, was better tolerated by healthy elderly volunteers.

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In November 2021, Karuna announced the evaluation of KarXT for the treatment of dementia-related psychosis (DRP) will initially focus on psychosis in Alzheimer’s disease, the most common subtype of DRP. The initial focus on the Alzheimer’s disease dementia subtype reflects various strategic development, regulatory and commercial considerations, and Karuna remains interested in exploring KarXT in other dementia subtypes in future development programs. Karuna plans to initiate a Phase 3 program in mid-2022.

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In late 2021, Karuna initiated a Phase 1 trial of an advanced formulation of KarXT as it continued to advance its earlier pipeline of muscarinic receptor targeted programs and novel formulations of KarXT. Karuna is also advancing its artificial intelligence-based target agnostic discovery program for treating psychiatric and neurological conditions.

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In November 2021, Karuna announced its entry into an exclusive license agreement with Zai Lab (Shanghai) Co., Ltd. (Zai) for the development, manufacturing and commercialization of KarXT in Greater China, including mainland China, Hong Kong, Macau and Taiwan. Under the terms of the agreement, Karuna received a $35.0 million upfront payment and is eligible to receive certain development and regulatory milestone and sales milestone payments, as well as royalties based on annual net sales of KarXT in Greater China.

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In February 2021, Karuna announced that results from the EMERGENT-1 Phase 2 clinical trial evaluating KarXT for the treatment of schizophrenia were published in the New England Journal of Medicine (NEJM).

•	In March 2021, Karuna completed a follow-on public offering of its common stock, from which it received net proceeds of $270.0 million.

•	In 2021, PureTech sold 1,750,000 shares of Karuna common stock for cash consideration of approximately $218 million in two separate transactions in February and November.

•	Akili Interactive Labs, Inc. (PureTech ownership as of December 31, 2021: 22.3%)

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In the January 2022 post-period, Akili entered into a definitive agreement to become publicly traded via a merger with Social Capital Suvretta Holdings Corp. I (“SCS”) (Nasdaq: DNAA), a special purpose acquisition company. The transaction is expected to close in mid-2022, after which Akili will be listed on the Nasdaq stock market under the new ticker symbol “AKLI”. The transaction implies a post-money equity value of the combined company of up to approximately $1 billion and is expected to deliver up to $412 million in gross cash proceeds to Akili, including the contribution of up to $250 million of cash held in SCS’s trust account and $162 million from PIPE investors at $10 per share.

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In May 2021, Akili announced the closing of a $160 million combined equity and debt financing. With the completion of the oversubscribed Series D financing, the funding is expected to accelerate commercialization of EndeavorRx®[4], enable expansion of core technologies to treat acute and chronic cognitive disorders and drive further research and development of potential new digital therapeutics.

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In March 2021, the full data from a multi-site open-label study (the STARS Adjunct study) evaluating the impact of EndeavorRx (AKL-T01) on symptoms and functional impairments in children with attention-deficit/hyperactivity disorder (ADHD) was published in Nature Digital Medicine. Statistically significant improvement was demonstrated in all predetermined endpoints of the study, which included parent and clinician ratings of children’s ADHD symptoms and related impairments in daily life.

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In the February 2022 post-period, Akili announced the publication of full data in the medical journal PLOS ONE from a single arm, unblinded study conducted by Dr. Elysa Marco at Cortica Healthcare and Drs. Joaquin Anguera and Courtney Gallen at the University of California, San Francisco. The study measured electroencephalography (EEG) data alongside behavioral and clinical metrics of attention in children with ADHD using AKL-T01 (EndeavorRx). Data from the study show that EndeavorRx treatment resulted in increased brain activity related to attention function, as measured by EEG, which correlated with improvements in objective behavioral measures of attention.

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In September 2021, Akili announced topline results of a Phase 2 study of SDT-001 (Japanese version of AKL-T01), a digital therapeutic designed to improve measures of attention in children diagnosed with attention-deficit/hyperactivity disorder (ADHD). The study, conducted by Akili partner Shionogi & Co., Ltd., was designed to evaluate the feasibility, safety and efficacy of the digital therapeutic in children with ADHD and to inform the design of a potential pivotal study. Results showed the treatment was well-received by patients and demonstrated improvements in ADHD inattention symptoms consistent with those seen across previous studies of AKL-T01.

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In the March 2022 post-period, Akili announced it had been named to Fast Company’s prestigious list of the World’s Most Innovative Companies for 2022. This list honors businesses that are making the biggest impacts on their industries and culture as a whole and thriving in today’s ever-changing world.

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In July 2021, Akili introduced new gaming features and functionalities to its EndeavorRx treatment. Akili is releasing these new gameplay features as it expands its pre-launch activities to bring EndeavorRx to families and healthcare professionals.

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In April 2021, Akili announced collaborations with Weill Cornell Medicine, New York-Presbyterian Hospital and Vanderbilt University Medical Center to evaluate Akili digital therapeutic AKL-T01 as a treatment for patients with cognitive dysfunction following COVID-19 (also known as “COVID fog”). Under each collaboration, Akili will work with research teams at each institution to conduct two separate randomized, controlled clinical studies evaluating AKL-T01’s ability to target and improve cognitive functioning in COVID-19 survivors who have exhibited a deficit in cognition. Akili expects data from the studies in COVID fog in the second half of 2022.

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In August 2021, Akili and Australian digital health company TALi® (ASX:TD1), completed an agreement for Akili to license TALi’s technology designed to address early childhood attention impairments. The companies plan to work together to execute clinical trials of the TALi technology in pediatric ADHD in the U.S. and pursue FDA regulatory clearance. Under the terms of the agreement, Akili will lead potential U.S. commercialization and roll-out.

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In the March 2022 post-period, Akili appointed Jon David as Chief Product Officer. A 20-year veteran of the games industry, Mr. David joins Akili to develop and execute the strategic vision of Akili’s future product pipeline after serving as Vice President and General Manager at Glu Mobile, acquired in 2021 by Electronic Arts, where he led the development of both new IP and hit franchises including Covet Fashion and Diner Dash Adventures. Mr. David also guided the success of fan-favorite franchises and the launches of hit titles including Plants vs. Zombies 2 and Plants vs. Zombies Garden Warfare.

•	Gelesis Holdings, Inc. (PureTech ownership as of March 31, 2022: 23.5%; We also are eligible to receive payments under our license agreement, including sublicense payments and royalties on net sales)

•	In December 2021, Gelesis announced that Plenity® is now broadly available across the U.S. to adults who meet the prescription criteria.

•	In the January 2022 post-period, Gelesis announced the completion of its business combination with Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) (“Capstar”).

Gelesis Holdings, Inc. began trading on the New York Stock Exchange under the ticker symbol “GLS” on January 14, 2022.

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In January 2022 post-period, Gelesis launched the “Who Said?” marketing campaign across the U.S., which challenges many long-held cultural and societal assumptions around weight loss. Plenity’s multichannel campaign encompasses TV, digital, social and Out of Home (OOH) to grow awareness of Plenity’s novel approach to weight management.

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In the March 2022 post-period, Gelesis announced preliminary results from its broad awareness media campaign, noting that within the first three weeks, the company saw a 3-fold increase in web traffic and 3.5-fold increase in the number of individuals seeking a new prescription compared to previous months when supply was limited.

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In November 2021, Gelesis’ first commercial-scale manufacturing line was completed and validated, and the company announced that it had received a $30 million fully paid pre-order, in addition to the $10 million pre-order received in January 2021, for its first commercial product for weight management, Plenity, from Ro, a leading U.S. direct-to-patient healthcare company.

•	In late 2021, both primary endpoints were achieved in the Gelesis LIGHT-UP study of GS200 in adults with overweight or obesity who also have prediabetes or type 2 diabetes.

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In November 2021, Gelesis announced a publication in Nature’s Scientific Reports describing the genesis of the underlying technology and engineering process for Gelesis’ non-systemic superabsorbent hydrogels. These new materials were designed to replicate compositional and mechanical properties of raw vegetables, and the paper describes their therapeutic approach for weight management as well as possible future solutions for other gut-related conditions.

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In May 2021, Gelesis presented a scientific poster at the American Association of Clinical Endocrinology (AACE) 2021 Annual Virtual Meeting. The post-hoc analysis showed that treatment for weight management with Plenity decreased a marker for liver fibrosis (the NAFLD fibrosis score) compared to placebo.

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In the January 2022 post-period, Gelesis appointed Inogen Co-Founder and former CFO, Ali Bauerlein, to its Board of Directors and Audit Committee. Ms. Bauerlein brings success in scaling to $300M+ revenue in a direct-to-consumer business model and public company execution as Gelesis plans to scale Plenity to meet growing consumer demand.

•	Vor Bio Inc. (PureTech ownership as of March 4, 2022: 8.6%)

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In February 2021, Vor Bio announced the pricing of its initial public offering of common stock on the Nasdaq Global Market under the symbol “VOR”. The aggregate gross proceeds to Vor Bio from the offering were approximately $203.4 million, before deducting the underwriting discounts and commissions and other offering expenses payable by Vor Bio.

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In the March 2022 post-period, Vor Bio announced VCAR33 is now made up of two programs with different cell sources. The VCAR33 programs are chimeric antigen receptor T (CAR-T) cell therapy candidates designed to target CD33, a clinically-validated target for AML. VCAR33AUTO uses autologous cells from each patient, and is being studied in an ongoing Phase 1/2 clinical trial sponsored by the National Marrow Donor Program (NMDP) in young adult and pediatric patients with relapsed/refractory AML in a bridge-to-transplant study. VCAR33ALLO uses allogeneic healthy donor-derived cells. Vor Bio also announced it plans to collect initial data on VOR33 from the VBP101 clinical trial and initial clinical data from the VCAR33ALLO program prior to IND submission for the Treatment System following ongoing discussions with the FDA and alongside improved scientific understanding of the differences in T-cell sources.

•	In September 2021, the FDA granted Fast Track designation to VOR33, Vor Bio’s lead engineered hematopoietic stem cell (eHSC) therapeutic candidate for the treatment of acute myeloid leukemia (AML).

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Vor Bio initiated VBP101, a Phase 1/2a clinical trial of VOR33 for AML patients who currently have limited treatment options and expects to report VOR33’s initial clinical data in the first half of 2022.

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In November 2021, Vor Bio announced its first multi-targeted treatment system comprising VOR33-CLL1 multiplex-edited eHSC therapy and VCAR33-CLL1 multi-specific CAR-T therapy. Vor Bio continues to make progress on editing multiple antigens with its eHSC platform.

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In June 2021, Vor Bio announced the build-out of an in-house clinical manufacturing facility in Cambridge, Massachusetts in the same premises as Vor Bio’s current headquarters, to support flexible manufacturing for the company’s eHSC and CAR-T product candidate pipeline for patients with blood cancers. Vor Bio anticipates that the facility will be operational in 2022.

•

In July 2021, Vor Bio announced the formation of a collaboration with Janssen Biotech, Inc. (Janssen), one of the Janssen Pharmaceutical Companies of Johnson & Johnson. The agreement was facilitated by Johnson & Johnson Innovation. Under the terms of the collaboration, Vor Bio will investigate the combination of these two technologies into a treatment solution, pairing Vor Bio’s “invisible” eHSC transplant platform with one of Janssen’s bi-specific antibodies in development for AML. The collaboration agreement provides that each company retains all rights and ownership to their respective programs and platforms.

•

In June 2021, Vor Bio entered into a multi-year strategic collaboration and license agreement with Abound Bio to research both single- and multi-targeted CAR-T treatments to be used in combination with Vor Bio’s eHSC platform, with the goal of generating novel treatment systems for patients fighting AML and other devastating forms of blood cancer.

•

In January 2021, Vor Bio announced that the FDA had accepted the company’s IND application for VOR33. In May 2021, Vor Bio announced that it received the Canadian clinical trial application clearance for VOR33 from Health Canada.

•

In June 2021, Vor Bio announced the appointment of Matthew R. Patterson as Chairman of its Board of Directors. Mr. Patterson brings nearly 30 years of senior leadership experience in the research, development and commercialization of innovative therapeutics, most recently at Audentes Therapeutics, Inc., which he co-founded and led as the company’s Chief Executive Officer from its inception in 2012 through its acquisition by Astellas Pharma Inc. in January 2020.

•	Vedanta Biosciences, Inc. (PureTech ownership as of December 31, 2021: 41.4%)

•

In October 2021, Vedanta announced that its Phase 2 clinical trial of VE303, an orally administered investigational live biotherapeutic product (LBP) in development for the prevention of recurrent C. difficile infection (CDI) in high-risk patients, met its primary endpoint of preventing disease recurrence through Week 8. VE303 achieved a 31.7% absolute risk reduction in rate of recurrence when compared with placebo, representing a greater than 80% reduction in the odds of a recurrence. This is believed to be the most advanced clinical trial of an investigational drug based on a rationally defined bacterial consortium, a microbiome-based therapeutic approach that delivers orally administered candidates of precisely known composition that can be manufactured with pharmaceutical-grade consistency. Based on the Phase 2 data, the Biomedical Advanced Research and Development Authority (BARDA) exercised its first contract option for additional funding of $23.8 million, pursuant to its existing 2020 contract with Vedanta, to support a planned Phase 3 clinical trial of VE303.

•

In January 2021, Vedanta announced a $25 million investment from Pfizer, as part of the Pfizer Breakthrough Growth Initiative. Vedanta will retain control of all of its programs and has granted Pfizer a right of first negotiation on VE202, Vedanta’s 16-strain defined bacterial consortium candidate. As part of the investment, Michael Vincent, M.D., Ph.D., Senior Vice President and Chief Scientific Officer, Inflammation & Immunology Research Unit at Pfizer, joined Vedanta’s Scientific Advisory Board.

•	In late 2021, Vedanta also completed the build-out of its Phase 3 and commercial launch CGMP manufacturing facility for supply of VE303.

•

In June 2021, Vedanta presented additional results from a Phase 1 study in healthy volunteers of VE202, Vedanta’s 16-strain defined bacterial consortium candidate for IBD, at the International Human Microbiome Consortium Congress 2021 (IHMC). The data summarized the long-term safety and colonization dynamics of the 16-strain version of VE202 in 31 healthy volunteers. Vedanta plans to initiate a Phase 2 clinical trial of VE202 in mild to moderate ulcerative colitis patients.

•	In 2021, Vedanta’s ongoing Phase 1/2 clinical trial of VE416 for food allergy continued to progress.

•

In July 2021, Vedanta announced results from the Phase 1 study evaluating the safety and initial clinical activity of VE800, an immuno-oncology therapeutic candidate, in combination with Bristol Myers Squibb’s Opdivo® (nivolumab) in 54 patients across select types of advanced or metastatic cancers. VE800 demonstrated an acceptable safety and tolerability profile, though the observed response rates did not meet the prespecified criteria to advance into the next stage of the study. Vedanta is analyzing blood, stool and tumor samples from patients in whom response or disease control was observed in order to profile patient subtypes that might benefit from microbiome manipulation. Vedanta plans to present the results at a future medical conference and will continue work to identify cancer settings and patient populations that might benefit from microbiome manipulation with its defined bacterial consortia.

•

In July 2021, Vedanta closed a $68 million financing, which included the $25 million investment from Pfizer as part of the Pfizer Breakthrough Growth Initiative announced in January 2021. Vedanta plans to use the proceeds to advance its pipeline of defined bacterial consortia, including progressing VE303 into a Phase 3 clinical trial in patients at high risk for recurrent CDI, initiating a Phase 2 clinical trial of VE202 in mild to moderate ulcerative colitis and continuing to advance programs in additional indications.

•

In February 2021, Vedanta appointed Mark Mullikin as Chief Financial Officer. Mr. Mullikin brings 25 years of experience raising and deploying capital for life sciences companies, and most recently held leadership roles in finance and investor relations at publicly-traded companies such as Editas Medicine and Novartis.

•

In October 2021, Vedanta announced the appointment of Simona Levi, Ph.D., J.D., as Chief Legal Officer and Corporate Secretary. Dr. Levi brings over 25 years of U.S. and international legal experience with private and public companies across the life sciences industry focusing on complex transactions, intellectual property law and litigation as well as corporate governance.

•

Follica, Incorporated (PureTech ownership as of December 31, 2021: 76.0%. We also are eligible to receive payments under our license agreement, including sublicense payments and royalties on net sales)

•

In January 2021, Follica announced the appointment of two leaders in aesthetic medicine and dermatology to its Board of Directors. Tom Wiggans, former Chief Executive Officer of Dermira, joined as Executive Chairman with over 30 years of experience leading biopharmaceutical companies from the start-up stage to global commercialization, and Michael Davin, former Chief Executive Officer of Cynosure, joined as an Independent Director with over 30 years of experience in the medical device industry.

•	Preparations are underway for the registration clinical program in male androgenetic alopecia and initiation is anticipated in 2022.

•	Sonde Health, Inc. (PureTech ownership: 44.6%)

•

In October 2021, Sonde launched Sonde Mental Fitness, a voice-enabled mental health detection and monitoring technology that uses a brief voice sample to evaluate mental well-being. Sonde Mental Fitness is currently available through its API platform for integration into third-party apps. It’s also available as a standalone app for iOS and Android, mobile devices to serve as a proof-of-concept for health systems, employers and wellness services interested in testing out the API’s capabilities.

•

In the January 2022 post-period, Sonde announced the signing of a multi-year strategic partnership with GN Group to research and develop commercial vocal biomarkers for mild cognitive impairment. The research will serve as the backbone for new voice-based tools to help at-risk individuals gain timely and accurate health insights using GN Group’s device technologies and, ultimately, to enable early detection and management of life-threatening diseases for the millions of people living with hearing loss.

•

In July 2021, Sonde announced a strategic collaboration with leading chipmaker Qualcomm Technologies, Inc. (Qualcomm) to embed Sonde’s vocal biomarker technology into its flagship and high-tier Qualcomm® Snapdragon™ 888 and 778G 5G Mobile Platforms to help bring native, machine learning-driven vocal biomarker capabilities to mobile and IoT devices globally. The optimization has the potential to unlock several native health screening and monitoring applications on up to the hundreds of millions of mobile devices that use these Snapdragon mobile platforms.

•	Entrega, Inc. (PureTech ownership as of December 31, 2021: 74.3%)

•

Entrega continued to advance its platform for the oral administration of biologics, vaccines and other drugs that are otherwise not efficiently absorbed when taken orally. As part of its collaboration with Eli Lilly, Entrega has continued to investigate the application of its peptide administration technology to certain Eli Lilly therapeutic candidates. The partnership has been extended into 2022.

•	Entrega has also continued advancement of its ENT-100 platform for the oral administration of biologics, vaccines and other drugs that are otherwise not efficiently absorbed when taken orally.

PureTech Health today released its Annual Report for the year ended December 31, 2021. In compliance with the Financial Conduct Authority’s Listing Rule 9.6.3, the following documents have today been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

•	Annual Report and Accounts for the year ended December 31, 2021; and

•	Notice of 2022 Annual General Meeting.

Printed copies of these documents together with the Form of Proxy will be posted to shareholders. Copies are also available electronically on the Investor Relations section of the Company’s website at https://investors.puretechhealth.com/financials-filings/reports.

PureTech’s 2021 Annual General Meeting (AGM) will be held on June 15, 2022 at 11:00am EDT / 4:00pm BST at PureTech’s headquarters, which is located at 6 Tide Street, Boston, Massachusetts, United States. Please note that in order to protect the health and wellbeing of our people and our shareholders we continue to monitor developments relating to COVID-19 and, in light of increased circulation of new variants in different regions and potentially disruptive travel limitations, the Company has decided to hold the AGM in the United States where most of the Directors are resident.

While the Company’s preference had been to welcome shareholders in person to the 2022 AGM in the United Kingdom, we considered the conditions at hand and are proposing to hold the AGM at our Boston office in the United States. Shareholders are strongly encouraged to submit a proxy vote in advance of the meeting and to appoint the Chair of the meeting to act as their proxy. If a shareholder wishes to attend the meeting person, we ask that the shareholder notify the Company by email to ir@puretechhealth.com to assist us in planning and implementing arrangements for this year’s AGM. The health and welfare of the Company’s shareholders, as well as its employees and partners, is the number one priority.

The Company appreciates that a number of its shareholders are not resident or located in the United States and asks shareholders to participate in the AGM by submitting any questions in advance and voting via proxy rather than attending in person. As such, any specific questions on the business of the AGM and resolutions can be submitted ahead of meeting by e-mail to ir@puretechhealth.com (marked for the attention of Dr. Bharatt Chowrira).

Shareholders are encouraged to complete and return their votes by proxy, and to do so no later than 4:00 pm (BST) on June 13, 2022. This will appoint the chair of the meeting as proxy and will ensure that votes will be counted even though attendance at the meeting is restricted and you are unable to attend in person. Details of how to appoint a proxy are set out in the notice of AGM.

PureTech will keep shareholders updated of any changes it may decide to make to the current plans for the AGM. Please visit the Company’s website at www.puretechhealth.com for the most up to date information.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders.

This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 27 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Annual Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on unique insights in immunology and drug development.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those statements that relate to expectations regarding PureTech’s future prospects, development plans and strategies, the progress and timing of clinical trials and data readouts, the timing of potential IND applications, the sufficiency of cash and cash equivalents and expected cash runway, and PureTech’s potential implementation of a capital deployment strategy and plans to return capital to shareholders.. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, the following: our history of incurring significant operating losses since our inception; our need for additional funding to achieve our business goals, which may not be available and which may force us to delay, limit or terminate certain of our therapeutic development efforts; our limited information about and limited control or influence over our Non-Controlled Founded Entities; the lengthy and expensive process of preclinical and clinical drug development, which has an uncertain outcome and potential for substantial delays; potential difficulties with enrolling patients in clinical trials, which could delay our clinical development activities; side effects, adverse events or other safety risks which could be associated with our therapeutic candidates and delay or halt their clinical development; our ability to obtain regulatory approval for and commercialize our therapeutic candidates; our ability to realize the benefits of our collaborations, licenses and other arrangements; our ability to maintain and protect our intellectual property rights; our reliance on third parties, including clinical research organizations, clinical investigators and manufacturers; our vulnerability to natural disasters, global economic factors, geo-political actions and unexpected events, including health epidemics or pandemics like the COVID-19 pandemic, and conflicts such as the Russia-Ukraine conflict; and the those important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: PureTech Public Relations publicrelations@puretechhealth.com Investor Relations IR@puretechhealth.com
EU Media Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com
U.S. Media Nichole Sarkis +1 774 278 8273 nichole@tenbridgecommunications.com

Notes

1

Cash and cash equivalents held at PureTech Health plc and only wholly-owned subsidiaries (please refer to Note 1 to our consolidated financial statements for further information with respect to our wholly-owned subsidiaries) as of Dec 31, 2021. This represents a non-IFRS number. For a reconciliation of this number to IFRS, please see below under the heading “Financial Review.”

2

Cash and cash equivalents held at PureTech Health plc and consolidated subsidiaries (please refer to Note 1 to our consolidated financial statements for further information with respect to our consolidated subsidiaries) as of December 31, 2021.

3

Important Safety Information about Plenity®: Patients who are pregnant or are allergic to cellulose, citric acid, sodium stearyl fumarate, gelatin, or titanium dioxide should not take Plenity. To avoid impact on the absorption of medications: For all medications that should be taken with food, take them after starting a meal. For all medications that should be taken without food (on an empty stomach), continue taking on an empty stomach or as recommended by your physician. The overall incidence of side effects with Plenity was no different than placebo. The most common side effects were diarrhea, distended abdomen, infrequent bowel movements, and flatulence. Contact a doctor right away if problems occur. If you have a severe allergic reaction, severe stomach pain, or severe diarrhea, stop using Plenity until you can speak to your doctor. Rx Only. For the safe and proper use of Plenity or more information, talk to a healthcare professional, read the Patient Instructions for Use, or call 1-844-PLENITY.

4

EndeavorRx® is a digital therapeutic indicated to improve attention function as measured by computer-based testing in children ages 8-12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure, Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. There were no serious adverse events; 9.3% of subjects experienced side effects, including frustration, headache, dizziness, emotional reaction, nausea or aggression. EndeavorRx is only available to your patients through a prescription, and is not intended as a stand-alone therapeutic or a substitute for your patient’s medication.

5

References in this report to “Wholly Owned Programs” refer to the Company’s seven therapeutic candidates (LYT-100, LYT-200, LYT-210, LYT-300, LYT-510, LYT-500 and LYT- 503/IMB-150), four lymphatic and inflammation platforms and potential future therapeutic candidates and platforms that the Company may develop or obtain. References to “Wholly Owned Pipeline” refer to LYT-100, LYT-200, LYT-210, LYT-300, LYT-510, LYT-500 and LYT-503/IMB-150. On July 23, 2021, Imbrium Therapeutics exercised its option to license LYT-503/IMB-150 pursuant to which it is responsible for all future development activities and funding for LYT-503/IMB-150.

6	Long COVID is a term being used to describe the emerging and persistent complications following the resolution of COVID-19 infection, also known as post-acute COVID-19 syndrome (PACS).

7

Funding figure includes private equity financings, loans and promissory notes, public offerings or grant awards. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations. Funding figure does not include Gelesis’ gross proceeds of $105.0 million from its January 2022 post-period SPAC merger.

8

Cash and cash equivalents held at PureTech Health plc and only wholly-owned subsidiaries as of March 31, 2022. The measure includes cash outflows and inflows for the first quarter of 2022. This represents a non-IFRS number. For a reconciliation of this number to IFRS, please see below under the heading “Financial Review.”

9

While PureTech maintains ownership of equity interests in its Founded Entities, the Company does not, in all cases, maintain control over these entities (by virtue of (i) majority voting control and (ii) the right to elect representation to the entities’ board of directors) or direct the management and development efforts for these entities. Consequently, not all such entities are consolidated in the financial statements. Where PureTech maintains control, the entity is referred to as a Controlled Founded Entity in this report and is consolidated in the financial statements. Where PureTech does not maintain control, the entity is referred to as a Non-Controlled Founded Entity in this report and is not consolidated in the financial statements. As of December 31, 2021, Controlled Founded Entities include Follica Incorporated, Vedanta Biosciences, Inc., Sonde Health, Inc. and Entrega, Inc., and Non-Controlled Founded Entities include Gelesis Holdings, Inc., Karuna Therapeutics, Inc., Akili Interactive Labs, Inc., Vor Bio Inc.

Financial Review

Reporting Framework

You should read the following discussion and analysis together with our Consolidated Financial Statements, including the notes thereto, set forth elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and financing our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including the risks set forth on pages 90 to 93 and in the Additional Information section from pages 217 to 252, our actual results could differ materially from the results described in or implied by these forward-looking statements.

Our audited Consolidated Financial Statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, have been prepared in accordance with UK-adopted International Financial Reporting Standards (IFRS). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (IASB).

The following discussion contains references to the Consolidated Financial Statements of PureTech Health plc, or the Company, and its consolidated subsidiaries, together the Group. These financial statements consolidate the Company’s subsidiaries and include the Company’s interest in associates and investments held at fair value. Subsidiaries are those entities over which the Company maintains control. Associates are those entities in which the Company does not have control for financial accounting purposes but maintains significant influence over financial and operating policies. Where the Company has neither control nor significant influence for financial accounting purposes, we recognize our holding in such entity as an investment at fair value. For purposes of our Consolidated Financial Statements, each of our Founded Entities are considered to be either a “subsidiary”, an “associate” or an “investment held at fair value” depending on whether PureTech Health plc controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date. For additional information regarding the accounting treatment of these entities, see Note 1 to our Consolidated Financial Statements included in this report. For additional information regarding our operating structure, see “—Basis of Presentation and Consolidation” below. Fair value of Investments held at fair value, does not take into consideration contribution from milestones that occurred after December 31, 2021, the value of our interests in our consolidated Founded Entities (Vedanta, Follica, Sonde, and Entrega), our Wholly Owned Programs, or our cash.

Business Background and Results Overview

The business background is discussed from pages 1 to 72, which describe in detail the business development of our Wholly Owned Programs and Founded Entities.

Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our wholly-owned or Controlled Founded Entities’ therapeutics candidates, which may or may not occur. Our Founded Entities, Gelesis, Inc. (“Gelesis”), and Akili Interactive Labs, Inc. (“Akili”), which we have not controlled since 2019 and 2018, respectively, have products cleared for sale, but our Wholly Owned Programs and our Controlled Founded Entities have not yet generated any meaningful revenue from product sales.

We deconsolidated a number of our Founded Entities, specifically Karuna Therapeutics, Inc. (“Karuna”), Vor Biopharma Inc. (“Vor”), and Gelesis during 2019. We expect this trend to continue into the foreseeable future as our Controlled Founded Entities raise additional funding that reduces our ownership interest. Any deconsolidation affects our financials in the following manner:

•	our ownership interest does not provide us with a controlling financial interest;

•

we no longer control the Founded Entity’s assets and liabilities and as a result we derecognize the assets, liabilities and non-controlling interests related to the Founded Entity from our Consolidated Statements of Financial Position;

•	we record our non-controlling financial interest in the Founded Entity at fair value; and

•	the resulting amount of any gain or loss is recognized in our Consolidated Statements of Comprehensive Income/(Loss).

We anticipate our expenses to continue to increase proportionally in connection with our ongoing development activities related mostly due to the advancement into late-stage studies of the clinical programs within our Wholly Owned Pipeline and Controlled Founded Entities. In addition, having completed our U.S. listing in November 2020, we have, and will continue, to incur additional costs associated with operating as a public company in the U.S. We also expect that our expenses and capital requirements will increase substantially in the near to mid-term as we:

•	continue our research and development efforts;

•	seek regulatory approvals for any therapeutic candidates that successfully complete clinical trials;

•

add clinical, scientific, operational financial and management information systems and personnel, including personnel to support our therapeutic development and potential future commercialization claims; and

•	operate as a U.S. public company.

In addition, our internal research and development spend will increase in the foreseeable future as we may initiate additional clinical studies for LYT-100, LYT-200 and LYT-300, and advance LYT-210, LYT-510 and LYT-500 into the clinic and continue to progress our GlyphTM, OrasomeTM and AlivioTM technology platforms as well as our meningeal lymphatics research program.

In addition, with respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when it is in the best interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration and partnership arrangements and licensing arrangements, among others. Our management and strategic decision makers consider the future funding needs of our Founded Entities and evaluate the needs and opportunities for returns with respect to each of these Founded Entities routinely and on a case-by-case basis.

As a result, we may need substantial additional funding in the future, following the assessment period described above, to support our continuing operations and pursue our growth strategy until such time as we can generate sufficient revenue from product sales to support our operations, if ever. Until such time we expect to finance our operations through a combination of monetization of our interests in our Founded Entities, collaborations with third parties and also potentially from public or private equity or debt financings or other sources. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements as, and when needed, we may have to delay, scale back or discontinue the development and commercialization of one or more of our wholly-owned therapeutic candidates.

Measuring Performance

The Financial Review discusses our operating and financial performance, our cash flows and liquidity as well as our financial position and our resources. The results for each year are compared primarily with the results of the preceding year.

Reported Performance

Reported performance considers all factors that have affected the results of our business, as reflected in our Consolidated Financial Statements.

Core Performance

Core performance measures are alternative performance measures (APM) which are adjusted and non-IFRS measures. These measures cannot be derived directly from our Consolidated Financial Statements. We believe that these non-IFRS performance measures, when provided in combination with reported performance, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial performance and our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS results and should not be considered superior to results presented in accordance with IFRS.

Cash flow and liquidity
PureTech Level Cash and Cash Equivalents	Measure type: Core performance.
Definition: Cash and cash equivalents held at PureTech Health plc and only wholly-owned subsidiaries as noted (PureTech LYT, PureTech LYT-100, PureTech Management, Inc., PureTech Health LLC,and other inactive entities in which we have no current operations. During the year ended December 31, 2021, the Company acquired the non controlling interest in Alivio Therapeutics, Inc. and since then Alivio Therapeutics, Inc. is wholly owned by the Company and the related cash and cash equivalents are included in the PureTech Level Cash and Cash Equivalents as of December 31, 2021. The cash and cash equivalents of Alivio Therapeutics, Inc. were not included in the PureTech Level Cash and Cash Equivalents as of December 31, 2020 as during that period, the subsidiary was not wholly owned by the Company.
Why we use it: PureTech Level Cash and Cash Equivalents is a measure that provides valuable additional information with respect to cash and cash equivalents available to fund the Wholly Owned Programs and make certain investments in Founded Entities.

The Company no longer presents in the reported periods Consolidated Cash Reserves or PureTech Level Cash Reserves as the Company does not have short-term investments in addition to its cash and cash equivalents in all reported periods.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The pandemic has since caused widespread and significant disruption to daily life and the global economy as governments have taken actions, including the issuance of stay-at-home orders and social distancing guidelines, and businesses have adjusted their activities. While our business, operations and financial condition and results have not been significantly impacted in 2020 or 2021, as a result of the COVID-19 pandemic, we have taken swift action to ensure the safety of our employees and other stakeholders. We continue to monitor the latest developments regarding the COVID-19 pandemic on our business, operations, and financial condition and results and cannot predict the impact, including as a result of variations of the virus, that the pandemic may have on our business, operations, and financial condition and results.

Recent Developments (subsequent to December 31, 2021)

On January 13, 2022 Gelesis completed its business combination with Capstar Special Purpose Acquisition Corp (“Capstar”). As part of the business combination all shares held in Gelesis, common and preferred, were exchanged for common shares of the merged entity. In addition, PureTech invested $15.0 million in the class A common shares of Capstar as part of the PIPE transaction that took place immediately prior to the closing of the business combination and an additional approximately $5.0 million, as part of the Backstop agreement signed with Capstar on December 30, 2021. Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol “GLS” on January 14, 2022. Following the closing of the business combination, PureTech holds 16,727,582 shares of Gelesis Holdings Inc. common stock, which is equal to approximately 23.2% of Gelesis Holdings Inc’s outstanding common shares.

On January 26, 2022 Akili Interactive and Social Capital Suvretta Holdings Corp a special purpose acquisition company announced they had entered into a definitive business combination agreement. Upon completion of the transaction, the combined company’s securities are expected to be traded on the Nasdaq Stock Market under the ticker symbol “AKLI”. The transaction is expected to close in mid-2022. As part of this transaction the Akili Interactive shares held by the Company will be exchanged for the combined company’s securities and the Company’s interest in the combined public entity is expected to decrease from its current voting interest in Akili of 26.4%.

Financial Highlights

Following is the reconciliation of the amounts appearing in our Statement of Financial Position to the Alternative Performance Measure described above:

	As of:
(in thousands)	March 31, 2022*	December 31, 2021	December 31, 2020
Consolidated Cash and cash equivalents	413,217	465,708	403,881
Less: Cash and cash equivalents held at non-wholly owned subsidiaries	(35,303)	(46,856)	(54,473)

PureTech Level Cash and Cash Equivalents	$377,914	$418,851	$349,407

*	Information as of March 31, 2022 is not included in PureTech Health plc’s Annual Report and Accounts 2021 and is included here for quantitative reconciliation purposes

Basis of Presentation and Consolidation

Our Consolidated Financial Information consolidates the financial information of PureTech Health plc, as well as its subsidiaries, and includes our interest in associates and investments held at fair value, and is reported in four operating segments as described below.

Basis for Segmentation

Our Directors are our strategic decision-makers. Our operating segments are based on the financial information provided to our Directors periodically for the purposes of allocating resources and assessing performance. We have determined that each Founded Entity is representative of a single operating segment as our Directors monitor the financial results at this level. When identifying the reportable segments we have determined that it is appropriate to aggregate multiple operating segments into a single reportable segment given the high level of operational and financial similarities across the entities. We have identified multiple reportable segments which are outlined below. Substantially all of our revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.

There was no change to reportable segments in 2021, except the change in the composition of the segments with respect to Alivio, as explained below.

During the year ended December 31, 2021, the Company acquired the non controlling interest in Alivio and since then Alivio is wholly owned by the Company and is managed within the Internal segment. The Company has revised in this report the prior period segment financial information to conform to the presentation as of and for the period ending December 31, 2021. This change in segments reflects how the Company’s Board of Directors reviews the Group’s results, allocates resources and assesses performance of the Group at this time.

Following is the description of our reportable segments:

Internal

The Internal segment is advancing Wholly Owned Programs, which is focused on immunological, fibrotic and lymphatic system disorders and builds upon validated biologic pathways and proven pharmacology. The Internal segment is comprised of the technologies that are wholly owned and will be advanced through either PureTech Health funding or non-dilutive sources of financing in the near-term. The operational management of the Internal segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development. As of December 31, 2021, this segment included PureTech LYT, Inc. (formerly Ariya Therapeutics Inc.), PureTech LYT-100, Inc and Alivio Therapeutics, Inc.

Controlled Founded Entities

The Controlled Founded Entities segment is comprised of our subsidiaries that are currently consolidated operational subsidiaries that either have, or have plans to hire, independent management teams and have previously raised, or are currently in the process of raising, third-party dilutive capital. These subsidiaries have active research and development programs and either have entered into or plan to seek a strategic partnership with an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the company. As of December 31, 2021, this segment included Entrega, Inc., Follica, Incorporated, Sonde Health, Inc. and Vedanta Biosciences, Inc.

Non-Controlled Founded Entities

The Non-Controlled Founded Entities segment is comprised of the entities in respect of which PureTech Health (i) no longer holds majority voting control as a shareholder and (ii) no longer has the right to elect a majority of the members of the entity’s Board of Directors. Upon deconsolidation of an entity the segment disclosure is restated to reflect the change on a retrospective basis, as this constitutes a change in the composition of its reportable segments. The Non-Controlled Founded Entities segment included Akili Interactive Labs, Inc. (“Akili”), Vor Biopharma, Inc. (“Vor”), Karuna Therapeutics, Inc. (“Karuna”), and Gelesis, Inc. (“Gelesis”).

The Non-Controlled Founded Entities segment incorporates the operational results of the aforementioned entities to the date of deconsolidation. Following the date of deconsolidation, we account for our investment in each entity at the parent level, and therefore the results associated with investment activity following the date of deconsolidation is included in the Parent Company and Other segment (the “Parent Company and Other segment”).

Parent Company and Other

Parent Company and Other includes activities that are not directly attributable to the operating segments, such as the activities of the Parent, corporate support functions and certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. Parent Company and Other also captures the accounting for our holdings in entities for which control has been lost, which is inclusive of the following items: gain on deconsolidation, gain or loss on investments held at fair value, gain on loss of significant influence, and the share of net loss of associates accounted for using the equity method. As of December 31, 2021, this segment included PureTech Health plc, PureTech Health LLC, PureTech Management, Inc., PureTech Securities Corp., and PureTech Securities II Corp. as well as certain other dormant, inactive and shell entities.

The table below summarizes the entities that comprised each of our segments as of December 31, 2021:

Internal Segment
PureTech LYT	100.0%
PureTech LYT-100, Inc.	100.0%
Alivio Therapeutics, Inc.	100.0%
Controlled Founded Entities
Entrega, Inc.	77.3%
Follica, Incorporated	85.4%
Sonde Health, Inc.	51.8%
Vedanta Biosciences, Inc.	48.6%
Non-Controlled Founded Entities
Akili Interactive Labs, Inc.	26.7%
Gelesis, Inc.	24.5%
Karuna Therapeutics, Inc.	5.6%
Vor Biopharma Inc.	8.6%
Parent Segment[1]
Puretech Health plc	100.0%
PureTech Health LLC	100.0%
PureTech Securities Corporation	100.0%
PureTech Securities II Corporation	100.0%
PureTech Management, Inc.	100.0%

1	Includes dormant, inactive and shell entities that are not listed here.

Components of Our Results of Operations

Revenue

To date, we have not generated any meaningful revenue from product sales and we do not expect to generate any meaningful revenue from product sales for the near term future. We derive our revenue from the following:

Contract revenue

We generate revenue primarily from licenses, services and collaboration agreements, including amounts that are recognized related to upfront payments, milestone payments, royalties and amounts due to us for research and development services. In the future, revenue may include additional milestone payments and royalties on any net product sales under our collaborations. We expect that any revenue we generate will fluctuate from period to period as a result of the timing and amount of license, research and development services and milestone and other payments.

Grant Revenue

Grant revenue is derived from grant awards we receive from governmental agencies and non-profit organizations for certain qualified research and development expenses. We recognize grants from governmental agencies as grant income in the Consolidated Statement of Comprehensive Income/(Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that we will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. We evaluate the conditions of each grant as of each reporting date to ensure that we have reasonable assurance of meeting the conditions of each grant arrangement and it is expected that the grant payment will be received as a result of meeting the necessary conditions.

For proceeds from sale of our investments held at fair value, please see our Consolidated Cash flow Statements, Net cash provided by investing activities.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts, and the development of our wholly-owned and our Controlled Founded Entities’ therapeutic candidates, which include:

•	employee-related expenses, including salaries, related benefits and equity-based compensation;

•

expenses incurred in connection with the preclinical and clinical development of our wholly-owned and our Founded Entities’ therapeutic candidates, including our agreements with contract research organizations, or CROs;

•	expenses incurred under agreements with consultants who supplement our internal capabilities;

•	the cost of lab supplies and acquiring, developing and manufacturing preclinical study materials and clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs.

We expense all research costs in the periods in which they are incurred and development costs are capitalized only if certain criteria are met. For the periods presented, we have not capitalized any development costs since we have not met the necessary criteria required for capitalization. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and third-party service providers.

Research and development activities are central to our business model. Therapeutic candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future in connection with our planned preclinical and clinical development activities in the near term and in the future. The successful development of our wholly-owned and our Founded Entities’ therapeutic candidates is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of these therapeutic candidates. We are also unable to predict when, if ever, material net cash inflows will commence from our wholly-owned or our Founded Entities’ therapeutic candidates. This is due to the numerous risks and uncertainties associated with developing therapeutics, including the uncertainty of:

•

progressing research and development of our Wholly Owned Pipeline, including LYT-100, LYT-200, LYT-210, LYT-300, LYT-510, LYT-500 and continue to progress our GlyphTM, OrasomeTM and AlivioTM technology platforms as well as our meningeal lymphatics research program and other potential therapeutic candidates based on previous human efficacy and clinically validated biology within our Wholly Owned Programs;

•	establishing an appropriate safety profile with investigational new drug application enabling studies to advance our preclinical programs into clinical development;

•	the success of our Founded Entities and their need for additional capital;

•	identifying new therapeutic candidates to add to our Wholly Owned Pipeline;

•	successful enrollment in, and the initiation and completion of, clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	commercializing our wholly-owned and our Founded Entities’ therapeutic candidates, if approved, whether alone or in collaboration with others;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	addressing any competing technological and market developments, as well as any changes in governmental regulations;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations under such arrangements;

•

maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how, as well as obtaining and maintaining regulatory exclusivity for our wholly-owned and our Founded Entities’ therapeutic candidates;

•	continued acceptable safety profile of our therapeutics, if any, following approval; and

•	attracting, hiring and retaining qualified personnel.

A change in the outcome of any of these variables with respect to the development of a therapeutic candidate could mean a significant change in the costs and timing associated with the development of that therapeutic candidate. For example, the FDA, the EMA, or another comparable foreign regulatory authority may require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a therapeutic candidate, or we may experience significant trial delays due to patient enrollment or other reasons, in which case we would be required to expend significant additional financial resources and time on the completion of clinical development. In addition, we may obtain unexpected results from our clinical trials and we may elect to discontinue, delay or modify clinical trials of some therapeutic candidates or focus on others. Identifying potential therapeutic candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our wholly-owned and our Founded Entities’ therapeutic candidates, if approved, may not achieve commercial success.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expect that our general and administrative expenses will increase in the future as we increase our general and administrative headcount to support our continued research and development and potential commercialization of our portfolio of therapeutic candidates. We also expect to incur increased expenses associated with being a public company in the United States, including costs of accounting, audit, information systems, legal, regulatory and tax compliance services, director and officer insurance costs and investor and public relations costs.

Total Other Income/(Loss)

Gain on Deconsolidation

Upon losing control of a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest (“NCI”). Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statements of Comprehensive Income/(Loss).

Gain/(Loss) on Investments Held at Fair Value

Investments held at fair value include both unlisted and listed securities held by us, which include investments in Akili, Gelesis, Karuna, Vor and certain insignificant investments. Our ownership in Akili is in preferred shares. Our ownership in Vor was in preferred shares until February 2021 at which time the preferred shares were converted into common shares as part of Vor Initial Public Offering. Preferred shares form part of our ownership in Gelesis and such preferred shares investment is accounted for as Investments Held at Fair value while the investment in common stock is accounted for under the equity method. When the investment in common stock is reduced to zero by equity method losses, subsequent equity method losses are applied to the preferred share investment, which is considered to be a Long-term Interest. Our ownership in Karuna was in preferred shares until its IPO in June 2019 when such shares were converted into common shares. When Karuna’s preferred shares converted into common shares, our equity interest in Karuna investment was removed from Investments Held at Fair Value and accounted for under the equity method as we still retained significant influence in Karuna at such time. On December 2, 2019 we lost significant influence in Karuna and, beginning on that date, we accounted for our investment in Karuna in accordance with IFRS 9 as an Investment Held at Fair Value. We account for investments in preferred shares of our associates in accordance with IFRS 9 as Investments Held at Fair Value when the preferred shares do not provide access to returns underlying ownership interests.

Loss Realized on Investments Held at Fair Value

Loss realized on investments held at fair value relates to realized differences in the per share disposal price of a listed security as compared to the per share exchange quoted price at the time of disposal. The difference is attributable to a block sale discount, attributable to a variety of market factors, primarily the number of shares being transacted was significantly larger than the daily trading volume of a given security.

Gain on Loss of Significant Influence

Gain on loss of significant influence relates to the assessment related to the loss of our ability to exert significant influence over an investment in a Non-Controlled Founded Entity that is accounted for under the equity method. For the year ended December 31, 2019, we recognized gain on loss of significant influence in Karuna.

Other Income (Expense)

Other income (expense) consists primarily of gains and losses related to the sale of an asset and certain investments as well as sub-lease income.

Finance Costs/Income

Finance costs consist of loan interest expense and the changes in the fair value of certain liabilities associated with financing transactions, mainly preferred share liabilities in respect of preferred shares issued by our non wholly owned subsidiaries to third parties. Finance income consists of interest income on funds invested in money market funds and U.S. treasuries.

Share of Net Gain (Loss) of Associates Accounted for Using the Equity Method, and Impairment of Investment in Associate

Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation they are initially recorded at fair value at the date of deconsolidation. The consolidated financial statements include our share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the share of losses exceeds the net investment in the investee, including the investment in preferred shares that are considered Long-term Interests, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee.

We compare the recoverable amount of the investment to its carrying amount on a go-forward basis and determine the need for impairment. We recorded an impairment in the common stock investment in Gelesis in the year ended December 31, 2019.

Income Tax

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. The amount of taxes currently payable or refundable is accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are not recorded if we do not assess their realization as probable. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our financial statements in the period that includes the substantive enactment date.

Results of Operations

The following table, which has been derived from our audited financial statements for the years ended December 31, 2021, 2020 and 2019, included herein, summarizes our results of operations for the periods indicated, together with the changes in those items in dollars:

	Year Ended December 31,
(in thousands)	2021	2020	2019	Change (2020 to 2021)	Change (2019 to 2020)
Contract revenue	$9,979	$8,341	$8,688	$1,638	$(347)
Grant revenue	7,409	3,427	1,119	3,982	2,308

Total revenue	17,388	11,768	9,807	5,621	1,961

Operating expenses:
General and administrative expenses	(57,199)	(49,440)	(59,358)	(7,760)	9,918
Research and development expenses	(110,471)	(81,859)	(85,848)	(28,612)	3,988
Operating income/(loss)	(150,282)	(119,531)	(135,399)	(30,751)	15,868
Other income/(expense):
Gain/(loss) on deconsolidation	—	—	264,409	—	(264,409)
Gain/(loss) on investments held at fair value	179,316	232,674	(37,863)	(53,358)	270,537
Loss realized on sale of investment	(20,925)	(54,976)	—	34,051	(54,976)
Gain/(loss) on disposal of assets	—	—	—	—	—
Gain on loss of significant influence	—	—	445,582	—	(445,582)
Other income/(expenses)	1,592	1,035	39	557	996
Other income/(loss)	159,983	178,732	672,167	(18,749)	(493,434)

Net finance income/(costs)	5,050	(6,115)	(46,147)	11,164	40,032

Share of net gain/(loss) of associates accounted for using the equity method	(73,703)	(34,117)	30,791	(39,587)	(64,908)
Impairment of investment in associate	—	—	(42,938)	—	42,938
Income/(loss) before income taxes	(58,953)	18,969	478,474	(77,922)	(459,504)
Taxation	(3,756)	(14,401)	(112,409)	10,645	98,008
Net income/(loss) including non-controlling interest	(62,709)	4,568	366,065	(67,277)	(361,497)

Net (loss)/income attributable to the Company	$(60,558)	$5,985	$421,144	$(66,543)	$(415,159)

Comparison of the Years Ended December 31, 2021 and 2020

Total Revenue

	Year Ended December 31,
(in thousands)	2021	2020	Change
Contract Revenue:
Internal Segment	$8,129	$5,297	$2,833
Controlled Founded Entities	1,615	990	625
Non-Controlled Founded Entities	—	—	—
Parent Company and other	235	2,054	(1,819)

Total Contract Revenue	$9,979	$8,341	$1,638

Grant Revenue:
Internal Segment	$1,253	$1,563	$(310)
Controlled Founded Entities	6,156	1,864	4,292
Non-Controlled Founded Entities	—	—	—
Parent Company and other	—	—	—

Total Grant Revenue	$7,409	$3,427	$3,982

Total Revenue	$17,388	$11,768	$5,621

Our total revenue was $17.4 million for the year ended December 31, 2021, an increase of $5.6 million, or 47.8 percent compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $2.8 million in contract revenue in the Internal segment, which was primarily driven by a $6.5 million increase in revenue due to payment from Imbrium Therapeutics, Inc. following the exercise of the option to acquire an exclusive license for the Initial Product Candidate. The increase was partially offset by a decrease in contract revenue of $3.7 million recognized under IFRS 15 due to the completion of development activities related to revenues associated with multiple collaborations in the year ended December 31, 2021. The increase was also driven by an increase of $4.3 million in grant revenue in the Controlled Founded Entities segment for the year ended December 31, 2021, which was driven primarily by Vedanta’s grant revenue earned pursuant to its CARB-X and BARDA agreements. The aforementioned increases were partially offset by the a non-recurrent milestone payment of $2.0 million received from Karuna (and included in Parent Company and Other) in the year ended December 31, 2020.

Research and Development Expenses

	Year Ended December 31,
(in thousands)	2021	2020	Change
Research and Development Expenses:
Internal Segment	$(65,444)	$(45,346)	$20,098
Controlled Founded Entities	(43,783)	(36,279)	7,504
Non-Controlled Founded Entities	—	—	—
Parent Company and other	(1,244)	(234)	1,010

Total Research and Development Expenses:	$(110,471)	$(81,859)	$28,612

Our research and development expenses were $110.5 million for the year ended December 31, 2021, an increase of $28.6 million, or 35.0 percent compared to the year ended December 31, 2020. The change was primarily attributable to an increase of $20.1 million in research and development expenses incurred by the Internal segment due to the advancement of programs in clinical testing. This was primarily driven by an increase in clinical trial and clinical research organization expenditures of $14.0 million, an increase in research and development related consulting and professional fees of $2.5 million and an increase in research and development related salaries and stock compensation of $2.6 million. We progressed our ongoing clinical trials of LYT-100 and LYT- 200 in multiple indications and initiated clinical trials with respect to LYT 300, as well as advanced pre-clinical studies and research related to multiple candidates and research platforms. The increase was further attributable to an increase of $7.5 million in research and development expenses incurred by the Controlled Founded Entities segment, primarily attributable to Vedanta as they progressed their therapeutic candidates VE202, VE303, VE416 and VE800 towards meaningful milestones.

General and Administrative Expenses

	Year Ended December 31,
(in thousands)	2021	2020	Change
General and Administrative Expenses:
Internal Segment	$(8,673)	$(3,482)	$5,191
Controlled Founded Entities	(20,729)	(13,691)	7,038
Non-Controlled Founded Entities	—	—	—
Parent Company and other	(27,797)	(32,267)	(4,470)

Total General and Administrative Expenses	$(57,199)	$(49,440)	$7,760

Our general and administrative expenses were $57.2 million for the year ended December 31, 2021, an increase of $7.8 million, or 15.7 percent compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $7.0 million in the Controlled Founded Entities segment, which was primarily driven by non-cash increases of $2.9 million in stock based compensation expense, $1.4 million increase in payroll-related costs due to increased personnel, an increase in professional fees of $1.1 million, and an increase in legal fees of $0.9 million. The increase was further attributable to an increase of $5.2 million in the Internal segment, which was primarily driven by an increase in the management fee charged by the Parent company of $6.2 million which was partially offset by a decrease in depreciation expense of $0.5 million for the year ended December 31, 2021. The decrease in the Parent Company and other of $4.5 million was primarily attributable to the allocation of management fee charged to other segments of $7.0 million which was partially offset by an increase in professional and recruiting fees of $0.9 million and an increase in business insurance of $1.7 million for the year ended December 31, 2021.

Total Other Income (Loss)

Total other income was $160.0 million for the year ended December 31, 2021, a decrease of $18.7 million, compared to the year ended December 31, 2020. The decline in other income was primarily attributable to a decrease in gains from investments held at fair value of $53.4 million, primarily driven by the change in the fair value of the investment in Karuna. These gains from investments held at fair value were partially offset by losses realized on sale of certain investments held at fair value, as a result of the block sale discount included in the sale. The losses realized on sale of certain investments held at fair value for the year ended December 31, 2021 decreased $34.1 million compared to the year ended December 31, 2020.

Net Finance Income (Costs)

Net finance Income was $5.0 million for the year ended December 31, 2021, a change of $11.2 million, compared to net finance cost of $6.1 million for the year ended December 31, 2020. The change was primarily attributable to a $14.0 million change leading to increased income in respect of the change in the fair value of our preferred shares, warrant and convertible note liabilities held by third parties, partially offset by a $1.8 million increase in contractual finance costs, mainly in our controlled founded entity, Vedanta, and a $1.0 million decline in interest income from financial assets for the year ended December 31, 2021.

Share of Net Gain (Loss) in Associates Accounted for Using the Equity Method

For the year ended December 31, 2021, the share in net loss of associates reported under the equity method was $73.7 million as compared to the share of net loss of $34.1 million for the year ended December 31, 2020. The change was primarily attributable to an increase in Gelesis losses reported under IFRS for the year ended December 31, 2021 as compared to the losses reported for the year ended December 31, 2020, due to an increase in the fair value of Gelesis financial instrument liabilities that are accounted for at Fair Value Through Profit and Loss (FVTPL).

Taxation

Income tax expense was $3.8 million for the year ended December 31, 2021, as compared to income tax expense of $14.4 million for the year ended December 31, 2020. The decrease in income tax expense was primarily attributable to the decrease in profit before tax in entities in the U.S. Federal and Massachusetts consolidated return groups of the Company. For information on the change in the tax rate, see Note 25 in the consolidated financial statements.

Comparison of the Years Ended December 31, 2020 and 2019

Total Revenue

	Year Ended December 31,
(in thousands)	2020	2019	Change
Contract Revenue:
Internal Segment	$5,297	$7,077	$(1,780)
Controlled Founded Entities	990	1,474	(484)
Non-Controlled Founded Entities	—	—	—
Parent Company and other	2,054	137	1,917

Total Contract Revenue	$8,341	$8,688	$(347)

Grant Revenue:
Internal Segment	$1,563	$928	$635
Controlled Founded Entities	1,864	191	1,673
Non-Controlled Founded Entities	—	—	—
Parent Company and other	—	—	—

Total Grant Revenue	$3,427	$1,119	$2,308

Total Revenue	$11,768	$9,807	$1,961

Our total revenue was $11.8 million for the year ended December 31, 2020, an increase of $2.0 million, or 20.0 percent compared to the year ended December 31, 2019. The increase was primarily attributable to an increase of $2.3 million in grant revenue in the Controlled Founded Entities segment for the year ended December 31, 2020, which was driven primarily by Vedanta’s grant revenue earned pursuant to its CARB-X and BARDA agreements. The increase was further attributable to an increase of $1.9 million in contract revenue in the Parent segment for the year ended December 31, 2020, which was primarily driven by a $2.0 million milestone payment received from Karuna for initiation of its KarXT Phase 3 clinical study pursuant to the Exclusive Patent License Agreement between PureTech and Karuna. The increases were partially offset by a decline of $1.8 million in contract revenue in the Internal segment, which was primarily drive by the Orasome collaboration and license agreement with Roche, which concluded during the year ended December 31, 2020.

Research and Development Expenses

	Year Ended December 31,
(in thousands)	2020	2019	Change
Research and Development Expenses:
Internal Segment	$(45,346)	$(28,874)	$16,472
Controlled Founded Entities	(36,279)	(39,883)	(3,603)
Non-Controlled Founded Entities	—	(15,555)	(15,555)
Parent Company and other	(234)	(1,536)	(1,302)

Total Research and Development Expenses:	$(81,859)	$(85,848)	$(3,988)

Our research and development expenses were $81.9 million$81.9 million for the year ended December 31, 2020, a decline of $4.0 million, or 4.6 percent compared to the year ended December 31, 2019. The change was attributable to a decline of $15.6 million in the Non-Controlled Founded Entities segment owing to the deconsolidation of Vor, Karuna and Gelesis during year ended December 31, 2019. The decline was further attributable to declines of $3.6 million in the Controlled Founded Entities segment and $1.3 million in the Parent segment for the year ended December 31, 2020. The declines were partially offset by an increase of $16.5 million in research and development expenses incurred by the Internal segment for the year ended December 31, 2020. In 2020 we progressed our wholly-owned therapeutic candidates to key milestones. We completed a Phase 1 multiple ascending dose and food effect study for LYT-100. We also initiated a Phase 2a proof-of-concept study of LYT-100 in patients with breast cancer-related, upper limb secondary lymphedema as well as initiated a Phase 2 trial of LYT-100 in Long COVID respiratory complications and related sequelae, which is also known as post-acute COVID-19 syndrome (PACS). Finally, we initiated a Phase 1 clinical trial of LYT-200 for the potential treatment of metastatic solid tumors that are difficult to treat and have poor survival rates.

General and Administrative Expenses

	Year Ended December 31,
(in thousands)	2020	2019	Change
General and Administrative Expenses:
Internal Segment	$(3,482)	$(3,252)	$230
Controlled Founded Entities	(13,691)	(13,569)	122
Non-Controlled Founded Entities	—	(10,439)	(10,439)
Parent Company and other	(32,267)	(32,098)	168

Total General and Administrative Expenses	$(49,440)	$(59,358)	$(9,918)

Our general and administrative expenses were $49.4 million for the year ended December 31, 2020, a decrease of $9.9 million, or 16.7 percent compared to the year ended December 31, 2019. The decrease was primarily attributable to a decline of $10.4 million in the Non-Controlled Founded Entities segment, owing to the deconsolidation of Vor, Karuna and Gelesis during the year ended December 31, 2019.

Total Other Income (Loss)

Total other income was $178.7 million for the year ended December 31, 2020 a decrease of $493.4 million, compared to the year ended December 31, 2019. We recognized a gain on loss of significant influence of $445.6 million with respect to Karuna for the year ended December 31, 2019. No loss of significant influence of associates occurred during the year ended December 31, 2020. The decline was further attributable to a decline of $264.4 million in gain on deconsolidation as no deconsolidation of subsidiaries occurred during the year ended December 31, 2020, as compared to a gain of $264.4 million recognized for the deconsolidation of Vor, Karuna and Gelesis during the year ended December 31, 2019. The decline was further attributable to a loss of $55.0 million realized on the sale of certain investments held at fair value during year ended December 31, 2020. The declines were partially offset by an increase of $270.5 million on gain on investments held at fair value for the year ended December 31, 2020, which was primarily driven by Karuna.

Net Finance Income (Costs)

Net finance costs were $6.1 million for the year ended December 31, 2020, a decline of $40.0 million, or 86.7 percent compared to net finance costs of $46.1 million for the year ended December 31, 2019. The change was primarily attributable to a $42.1 million decline in the change in the fair value of our preferred shares, warrant and convertible note liabilities held by third parties for the year ended December 31, 2020.

Share of Net Gain (Loss) in Associates Accounted for Using the Equity Method, and Impairment of Investment in Associate

The share of net loss in associates was $34.1 million for the year ended December 31, 2020, a decrease of $64.9 million, or 210.8 percent as compared to net gain of $30.8 million for the year ended December 31, 2019. The change in share of net gain/(loss) in associates was primarily attributable to the financial results of Gelesis for the year ended December 31, 2020. Additionally, we allocated a share of our net loss in Gelesis for the year ended December 31, 2020, totaling $23.0 million, to our long-term interest in Gelesis as of December 31, 2020. We recorded equity method income of $37.1 million with respect to Gelesis, which was partially offset by our share of net loss in Karuna of $6.3 million for the year ended December 31, 2019. Additionally, we recorded an impairment charge of $42.9 million for the year ended December 31, 2019, related to our investment in common shares held in Gelesis. See Note 6 to our consolidated financial statements included elsewhere in this annual report.

Taxation

Income tax expense was $14.4 million for the year ended December 31, 2020, a decline of $98.0 million, or 87.2 percent as compared to the year ended December 31, 2019. The decline in income tax expense was primarily attributable to the gains realized on the loss of significant influence on Karuna for the year ended December 31, 2019 and the gains recognized on deconsolidation of Vor, Karuna and Gelesis during the year ended December 31, 2019.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting

Standards (IFRSs) as adopted for use in the UK. The Consolidated Financial Statements also comply fully with IFRS as issued by the International Accounting Standards Board (IASB). In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions.

Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing at the end of this report, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements. See Note 1 to our consolidated financial statements for a further detailed description of our significant accounting policies.

Financial instruments

We account for our financial instruments according to IFRS 9. As such, when issuing preferred shares in our subsidiaries we determine the classification of financial instruments in terms of liability or equity. Such determination involves significant judgement. These judgements include an assessment of whether the financial instruments include any embedded derivative features, whether they include contractual obligations upon us to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party at any point in the future prior to liquidation, and whether that obligation will be settled by exchanging a fixed amount of cash or other financial assets for a fixed number of the Group’s equity instruments.

In accordance with IFRS 9 we carry certain investments in equity securities at fair value as well as our subsidiary preferred share, convertible notes and warrant liabilities, all through profit and loss (FVTPL). Valuation of the aforementioned financial instruments (assets and liabilities) includes making significant estimates, specifically determining the appropriate valuation methodology and making certain estimates of the future earnings potential of the subsidiary businesses, appropriate discount rate and earnings multiple to be applied, marketability and other industry and company specific risk factors.

Consolidation:

The consolidated financial statements include the financial statements of the Company and the entities it controls. Based on the applicable accounting rules, the Company controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Therefore an assessment is required to determine whether the Company has (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. Judgement is required to perform such assessment and it requires that the Company considers, among others, activities that most significantly affect the returns of the investee, its voting shares, representation on the board, rights to appoint board members and management, shareholders agreements, de facto power, investee dependence on the Company and other contributing factors.

Investment in Associates

When we do not control an investee but maintain significant influence over the financial and operating policies of the investee the investee is an associate. Significant influence is presumed to exist when we hold 20 percent or more of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. We evaluate if we maintain significant influence over associates by assessing if we have the power to participate in the financial and operating policy decisions of the associate.

Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation they are initially recorded at fair value at the date of deconsolidation. The consolidated financial statements include our share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When our share of losses exceeds the net investment in an equity accounted investee, including preferred share investments that are considered to be Long-Term Interests, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee. To the extent we hold interests in associates that are not providing access to returns underlying ownership interests, the instrument held by PureTech is accounted for in accordance with IFRS 9.

Judgement is required in order to determine whether we have significant influence over financial and operating policies of investees. This judgement includes, among others, an assessment whether we have representation on the Board of Directors of the investee, whether we participate in the policy making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee and if there are any transactions between us and the investee.

Judgement is also required to determine which instruments we hold in the investee form part of the investment in the associate, which is accounted for under IAS 28 and scoped out of IFRS 9, and which instruments are separate financial instruments that fall under the scope of IFRS 9. This judgement includes an assessment of the characteristics of the financial instrument of the investee held by us and whether such financial instrument provides access to returns underlying an ownership interest.

Where the company has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute Long-Term Interests for the purposes of IAS 28 (please refer to Notes 5 and 6). This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments

Recent Accounting Pronouncements

For information on recent accounting pronouncements, see our consolidated financial statements and the related notes found elsewhere in this report.

Cash Flow and Liquidity

Our cash flows may fluctuate and are difficult to forecast and will depend on many factors, including:

•	the expenses incurred in the development of wholly-owned and Controlled Founded Entity therapeutic candidates;

•	the revenue, if any, generated by wholly-owned and Controlled-Founded Entity therapeutic candidates;

•	the revenue, if any, generated from licensing and royalty agreement with Founded Entities;

•	the financing requirements of the Internal segment, Controlled-Founded Entities segment and Parent segment; and

•	the investment activities in the Internal, Controlled-Founded Entities, and Non-Controlled Founded Entities and Parent segments.

As of December 31, 2021, we had consolidated cash and cash equivalents of $465.7 million. As of December 31, 2021, we had PureTech Level cash and cash equivalents of $418.9 million (for a definition of PureTech Level cash and cash equivalents, see paragraph “Cash flow and cash equivalents” earlier in this Financial review).

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year Ended December 31,
(in thousands)	2021	2020	2019
Net cash used in operating activities	$(158,274)	$(131,827)	$(98,156)
Net cash provided by investing activities	197,375	364,478	63,659
Net cash provided by financing activities	22,727	38,869	49,910
Effect of exchange rates on cash and cash equivalents	—	—	(104)

Net increase in cash and cash equivalents	$61,827	$271,520	$15,309

Operating Activities

Net cash used in operating activities was $158.3 million for the year ended December 31, 2021, as compared to $131.8 million for the year ended December 31, 2020. The increase in outflows is primarily attributable to our higher operating loss and higher income taxes paid of $7.0 million, and to a lesser extent the timing of receipts and payments in the normal course of business.

Net cash used in operating activities was $131.8 million for the year ended December 31, 2020, as compared to $98.2 million for the year ended December 31, 2019. The increase in outflows was primarily attributable to estimated income taxes of $20.7 million paid for our disposals of Karuna common shares during the year ended December 31, 2020. The increase was further attributable to a decrease of $4.5 million in payments received with respect to contract revenue for the year ended December 31, 2020. We received a $2.0 million milestone payment from Karuna for initiation of its KarXT Phase 3 clinical study pursuant to the Exclusive Patent License Agreement between PureTech and Karuna during the year ended December 31, 2020. We received $3.5 million from Imbrium Therapeutics LP for the execution of a Research Collaboration Option and License Agreement and $3.0 million from Boehringer Ingelheim for the execution of a Collaboration and License Agreement during the year ended December 31, 2019. The increase in outflows was further attributable to reduced interest income and the timing of payments in the normal course of business for the year ended December 31, 2020.

Investing Activities

Net cash provided by investing activities was $197.4 million for the year ended December 31, 2021, as compared to inflows of $364.5 million for the year ended December 31, 2020, resulting in a decrease of $167.1 million in net cash provided by investing activities. The decrease in the net cash provided by investing activities was primarily attributed to the decrease in proceeds from the sale of investments held at fair value of $132.5 million (proceeds from such sales were $218.1 million for the year ended December 31, 2021 vs. $350.6 million for the year ended December 30, 2020) and the fact that for the year ended December 31, 2020 the Company had proceeds of $30.1 million from maturity of short term investments while for the year ended December 31, 2021, there were no such cash inflows.

Net cash provided by investing activities was $364.5 million for the year ended December 31, 2020, as compared to inflows of $63.7 million for the year ended December 31, 2019. The inflow was primarily attributable to the sale of Karuna and resTORbio common shares for aggregate proceeds of $350.6 million during the year ended December 31, 2020. The inflow was further attributable to cash provided by the maturity of short-term investments totaling $30.1 million. The inflows were offset by purchases of Gelesis and Vor preferred shares totaling $11.1 million and the purchase of fixed assets totaling $5.2 million.

Financing Activities

Net cash provided by financing activities was $22.7 million for the year ended December 31, 2021, as compared to $38.9 million for the year ended December 31, 2020, resulting in a decrease of $16.1 million in the net cash provided by financing activities. The decrease in the net cash provided by financing activities was primarily attributable to the decrease in proceeds from issuance of convertible notes in subsidiaries of $22.8 million and the fact that for the year ended December 31, 2020 the Company had proceeds from the issuance of a long term loan of $14.7 million, while for the year ended December 31, 2021, there was no such cash inflow. Such decreases were partially offset by an increase in proceeds from issuance of preferred shares in subsidiaries of $23.9 million

Net cash provided by financing activities was $38.9 million for the year ended December 31, 2020, as compared to $49.9 million for the year ended December 31, 2019. The net inflow was primarily attributable to the issuances by Vedanta of a $25.0 million convertible promissory note and a long-term loan with net proceeds of $14.7 million. The inflow was further attributable to $13.8 million received from the Vedanta Series C-2 and Sonde Series A-2 preferred share financings. The inflows were partially offset by the $12.9 million settlement of 2017 RSU awards granted to certain executives.

Funding Requirements

We have incurred operating losses since inception. Based on our current plans, we believe our existing cash and cash equivalents at December 31, 2021, will be sufficient to fund our operations and capital expenditure requirements into the first quarter of 2025. We expect to incur substantial additional expenditures in the near term to support our ongoing activities. We anticipate to continue to incur net operating losses for the foreseeable future as is typical for pre-revenue biotechnology companies. Our ability to fund our therapeutic development and clinical operations as well as commercialization of our wholly-owned therapeutic candidates, will depend on the amount and timing of cash received from planned financings and potential business development activities. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcomes of clinical trials and regulatory reviews associated with our wholly-owned therapeutic candidates;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•	the emergence of competing technologies and products and other adverse marketing developments;

•

the effect on our therapeutic and product development activities of actions taken by the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or other regulatory authorities;

•	our degree of success in commercializing our wholly-owned therapeutic candidates, if and when approved; and

•	the number and types of future therapeutics we develop and commercialize.

A change in the outcome of any of these or other variables with respect to the development of any of our wholly-owned therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or other committed sources of capital. Because of the numerous risks and uncertainties associated with the development and commercialization of our wholly-owned therapeutic candidates, we have only a general estimate of the amounts of increased capital outlays and operating expenditures associated with our current and anticipated therapeutic development programs and these may change in the future.

Financial Position

Summary Financial Position

	As of December 31,
(in thousands)	2021	2020	Change
Investments held at fair value (*)	397,179	530,161	(132,982)
Other non-current assets	47,018	45,484	1,534
Non-current assets	444,197	575,645	(131,448)
Cash and cash equivalents	465,708	403,881	61,827
Other current assets	36,101	10,468	25,634
Current assets	501,809	414,348	87,461

Total assets	946,006	989,994	(43,988)

Lease Liability	29,040	32,088	(3,048)
Deferred tax liability	89,765	108,626	(18,861)
Other non-current liabilities	16,921	14,818	2,103
Non-current liabilities	135,725	155,531	(19,806)
Trade and other payables	35,760	20,566	15,194
Notes payable	3,916	26,455	(22,539)
Warrant liability	6,787	8,206	(1,419)
Preferred shares	174,017	118,972	55,045
Other current liabilities	5,654	6,724	(1,069)
Current liabilities	226,135	180,924	45,211
Total liabilities	361,859	336,455	25,405
Net assets	584,147	653,539	(69,392)

Total equity	584,147	653,539	(69,392)

(*)

Fair value of investments accounted for at fair value, does not take into consideration contribution from milestones that occurred after December 31, 2021, the value of our consolidated Founded Entities (Vedanta, Follica, Sonde, Alivio, and Entrega), our Wholly Owned Programs, or our cash.

Investments Held at Fair Value

Investments held at fair value decreased $133.0 million to $397.2 million as of December 31, 2021. Investments held at fair value consists primarily of our common share investment in Karuna and Vor (from February 2021) and our preferred share investments in Akili, Gelesis and Vor (until February 2021). See Note 5 to our consolidated financial statements included elsewhere in this annual report for details regarding the change in investments held at fair value.

Cash and Cash Equivalents

Consolidated cash, cash equivalents increased $61.8 million to $465.7 million as of December 31, 2021, while we had PureTech Level cash and cash equivalents of $418.9 million. The increase reflected primarily the disposals of Karuna common shares during the year ended December 31, 2021. On February 9, 2021, PureTech sold 1,000,000 shares of Karuna common shares for aggregate proceeds of $118.0 million. On November 9, 2021, PureTech sold an additional 750,000 Karuna common shares for aggregate proceeds of 100.1 million. The inflows from the disposals were primarily offset by our operating loss of $150.3 million for the year ended December 31, 2021.

Non-Current Liabilities

Non-current liabilities decreased $19.8 million to $135.7 million as of December 31, 2021. The decrease was driven by declines of $3.0 million and $18.9 million in our long-term lease and deferred tax liabilities, respectively as of December 31, 2021.

Trade and Other Payables

Trade and other payables increased $15.2 million to $35.8 million as of December 31, 2021. The increase reflected primarily the timing of payments as of December 31, 2021.

Notes Payable

Notes payable decreased $22.5 million to $3.9 million as of December 31, 2021. The decrease reflected the conversion of the Vedanta $25.0 million convertible promissory note to a third party investor during the execution of the Series D financing round. This decrease was partially offset by a $2.2 million note issuance by Sonde.

Preferred Shares

Preferred share liability increased $55.0 million to $174.0 million as of December 31, 2021. The increase reflected the issuance by Vedanta of Series D preferred shares and the conversion of Vedanta notes into Series D preferred shares, increasing the liability by $63.4 million. This increases was partially offset by a decrease in fair value of the preferred share liability by $8.4 million during the year ended December 31, 2021.

Quantitative and Qualitative Disclosures about Financial Risks

Interest Rate Sensitivity

As of December 31, 2021, we had consolidated cash and cash equivalents of $465.7 million, while we had PureTech Level cash and cash equivalents of $418.9 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and U.S. debt obligations and related money market accounts we do not believe change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Foreign Currency Exchange Risk

We maintain our consolidated financial statements in our functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods.

We recorded foreign currency losses in respect of foreign operations of $0.0 million, $0.5 million and $0.0 million for the years ended December 31, 2021, December 31, 2020, and December 31, 2019, respectively, which are included in Other comprehensive income/(loss) in the Consolidated Statements of Comprehensive Income/(Loss).

We do not currently engage in currency hedging activities in order to reduce our currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.

Controlled Founded Entity Investments

We maintain investments in certain Controlled Founded Entities. Our investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. We are however exposed to a preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. The liability of preferred shares is maintained at fair value through the profit and loss. Our strong cash position, budgeting and forecasting processes, as well as decision making and risk mitigation framework enable us to robustly monitor and support the business activities of the Controlled Founded Entities to ensure no exposure to credit losses and ultimately dissolution or liquidation. Accordingly, we view exposure to third party preferred share liability as low. Please refer to Note 16 to our consolidated financial statements for further information regarding our exposure to Controlled Founded Entity Investments.

Non-Controlled Founded Entity Investments

We maintain certain investments in Non-Controlled Founded Entities which are deemed either as investments and accounted for as investments held at fair value or associates and accounted for under the equity method (please refer to Note 1 to our consolidated financial statements). Our exposure to investments held at fair value was $397.2 million as of December 31, 2021, and we may or may not be able to realize the value in the future. Accordingly, we view the risk as high. Our exposure to investments in associates in limited to the carrying amount of the investment. We are not exposed to further contractual obligations or contingent liabilities beyond the value of initial investment. As of December 31, 2021, Gelesis was the only associate. The carrying amount of the investment in Gelesis as an associate was zero. Accordingly, we do not view this as a risk. Please refer to Notes 5, 6 and 16 to our consolidated financial statements for further information regarding our exposure to Non-Controlled Founded Entity Investments.

Equity Price Risk

As of December 31, 2021, we held 1,656,564 common shares of Karuna and 3,207,200 common shares of Vor. The fair value of our investment in the common shares of Karuna was $217.0 million and common shares of Vor was $37.3 million.

The investments in Karuna and Vor are exposed to fluctuations in the market price of these common shares. The effect of a 10.0 percent adverse change in the market price of Karuna common shares and Vor common shares as of December 31, 2021, would have been a loss of approximately $21.7 million and $3.7 million, respectively, recognized as a component of Other income (expense) in our Consolidated Statements of Comprehensive Income/(Loss).

Subsequent to December 31, 2021 our investment in Gelesis was converted into shares of common stock of Gelesis (after the combination with Capstar), which are publicly traded on the New York Stock Exchange.

Liquidity Risk

We do not believe we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. While we believe our cash and cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes or decline in value based on market conditions.

Credit Risk

We maintain an investment portfolio in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity and to meet operating needs. Although our investments are subject to credit risk, our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer or type of investment. Also, due to the conservative nature of our investments and relatively short duration, interest rate risk is mitigated. We do not own derivative financial instruments. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments.

Credit risk is also the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We assess the credit quality of customers on an ongoing basis, taking into account its financial position, past experience and other factors. The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to credit ratings (if available) or to historical information about counterparty default rates. We are also potentially subject to concentrations of credit risk in accounts receivable. Concentrations of credit risk with respect to receivables is owed to the limited number of companies comprising our customer base. However, our exposure to credit losses is currently de minimis due to the credit quality of our receivables, which are primarily from the US government and large funds with respect to grants.

Foreign Private Issuer Status

Owing to our U.S. listing, we report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation FD, which regulates selective disclosures of material information by issuers.

The following information, which is required in connection with the Company as a company incorporated under the United Kingdom’s Companies Act 2006 and having its ordinary shares admitted to premium listing on the Official List of the United Kingdom’s Financial Conduct Authority and having its shares admitted to trading on the London Stock Exchange in the United Kingdom, has been omitted from this release and can be found on the News section of our website: Strategic Report, UK Risk Management, Brexit Statement and the audited Consolidated Financial Statements and Notes thereto. Such information is also included in our 2021 Annual Report and Accounts which is included as an exhibit to the Form 20-F that will be filed today with the United States Securities and Exchange Commission.